Bangkok Bank
ธนาคารกรุงเทพ

03003464

RECEIVED JAN 23 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 183

SUPPL

January 20, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Dear Sirs,

Attached please find the 2002 unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlw 2/3

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4835

ธนาคารกรุงเทพ
Bangkok Bank

Summary Statement of Liabilities and Assets *

C.B. 1.1

As of 31 December, 2002

ASSETS	Baht
Cash	23,783,877,884.89
Interbank and money market items	139,708,412,984.53
Securities purchased under resale agreements	6,000,000,000.00
Investment in securities, net (with obligations Baht 94,673,000,000.00)	318,161,594,915.65
Credit advances (net of allowance for doubtful accounts)	679,868,248,226.80
Accrued interest receivables	1,459,147,451.01
Properties foreclosed, net	31,605,689,578.50
Customers' liabilities under acceptances	1,178,513,868.51
Premises and equipment, net	29,846,121,187.96
Other assets	13,486,856,208.95
Total Assets	1,245,098,462,306.80
Customers' liabilities under unmatured bills	8,824,740,555.71
Total	1,253,923,202,862.51
LIABILITIES	
Deposits	1,062,664,670,592.16
Interbank and money market items	23,996,529,113.98
Liabilities payable on demand	3,549,489,211.19
Securities sold under repurchase agreements	-
Borrowings	78,781,503,975.66
Bank's liabilities under acceptance	1,178,513,868.51
Other liabilities	19,425,632,062.68
Total Liabilities	1,189,596,338,824.18
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	20,214,425,933.40
Other reserves and profit and loss account	20,619,290,609.22
Total Shareholders' Equity	55,502,123,482.62
Total Liabilities and Shareholders' Equity	1,245,098,462,306.80
Bank's liabilities under unmatured bills	8,824,740,555.71
Total	1,253,923,202,862.51

Non-Performing Loans for the quarter ended December 31, 2002	
(25.90% of total loans before allowance for doubtful accounts)	215,985,902,000.00
Loans to related parties	30,518,214,167.68
Loans to related asset management companies	-
Loans to related parties due to debt restructuring	55,420,245,441.89
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	92,289,749,344.77
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	12,592,291,444.94
Total liabilities	4,028,809.66
Significant contingent liabilities	
Avals to bills and guarantees of loans	20,890,823,977.02
Letters of credit	25,933,002,861.05

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Bangkok Bank Public Company Limited

Statements of Income

For the Year Ended December 31,

(Unaudited)

Unit : Thousand Baht

	2002	**2001**
Interest and dividend income	52,188,859	60,410,592
Interest expenses	29,862,620	36,678,577
Bad debt and doubtful accounts	4,231,138	5,454,530
Non-interest income	14,525,728	12,426,752
Non-interest expenses	26,349,845	24,219,869
Income before income tax	6,270,984	6,484,368
Income tax expenses	-	-
Net income	6,270,984	6,484,368
Earnings per share (Baht)	4.28	4.42

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

PL-12E.doc

NOTE 1. Basis for the presentation of loans and allowance for doubtful accounts

As at June 30, 2002, loans and allowance for doubtful accounts as presented in the financial statements include the doubtful of loss loans and related allowance for doubtful accounts , which had previously been written off. This is to be in compliance with the notification of the Bank of Thailand (BOT) regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002.

Loans as at December 31, 2002 have been presented on the same basis and amounts to Baht 830,622.4 million. As at December 31, 2001, had the Bank presented loans on the same basis, the loans would have been reported at Baht 811,936.8 million.

2. Non-performing loans

As at December 31, 2002, the Bank had non-performing loans in accordance with the revised notification of the BOT dated January 16, 2003 amounting to Baht 215,985.9 million or 25.9 % of total loans before allowance for doubtful accounts. Non-performing loans as at September 30, 2002 under the revised definition would have been reported at Baht 237,871.4 million.

3. Classified loans and accrued interest receivables

As at December 31, 2002, classified loans and accrued interest receivables in accordance with the notification of the BOT dated February 18, 2002 are as follows :

	Loans and Accrued Interest Receivables*	**Loans and Accrued Interest Receivables Net of collateral Permitted by BOT***	**% Required per BOT**	**Million Baht Provision Required by the BOT ***
Normal	588,588.9	291,975.0	1	2,919.8
Special mentioned	27,811.6	5,660.8	2	113.2
Substandard	22,610.3	3,869.7	20	774.0
Doubtful	22,188.5	7,952.5	50	3,976.2
Doubtful of loss	171,128.8	82,686.0	100	82,686.0
Total	832,328.1	392,144.0		90,469.2

* Exclude interbank & money market amounting to Baht 2,997.1 million

As at December 31 , 2002, the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines and the recorded allowance for doubtful accounts on the Bank's financial statements, which exceeds the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines are as follows :

	Provision Required By the BOT *	Provision Recorded on the Financial Statements*	Million Baht Percent of the Provision Required by the BOT
Allowance for doubtful accounts from loan classification	90,469.2	137,387.4	151.9
Allowance for valuation adjustment for debt restructuring	13,224.3	13,224.3	100.0
Total	103,693.5	150,611.7	145.3

* Exclude allowance for doubtful accounts of interbank and money market, amounting to 162.7 million.

4. Troubled debt restructuring

For the year ended December 31, 2002, the Bank restructured loans amounting to Baht 66,961.6 million.

5. Transfer of assets to the Thai Asset Management Corporation (TAMC)

For the year ended December 31, 2002, the Bank had transferred impaired assets at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the BOT, amounting to Baht 2,372.6 million to the TAMC.

Bangkok Bank
ธนาคารกรุงเทพ

File No. 82-4835

Press Release

20 January 2003

Bangkok Bank Reports Net Profit of Baht 6.27 billion

Bangkok Bank has reported a full year net profit of Baht 6.27 billion for 2002, which is a slight decline from last year's level of Baht 6.48 billion. This represents earnings per share of Baht 4.28.

For the first time in more than five years, the Bank experienced net loan growth for the year, which rose by 2.3 percent or Bt 18.69 billion to Bt 830.62 billion.

Net interest income for the year amounted to Baht 22.33 billion. Interest income fell by Baht 8.22 billion to Baht 52.19 billion and interest expenses by Baht 6.82 billion to Baht 29.86 billion.

Non-interest income rose by 16.9 percent to Baht 14.53 billion. This was mainly due to a rise in fee income and gains on foreign exchange. Non-interest expenses amounted to Baht 26.35 billion.

In 2002, the Bank set aside additional provisions for impairment of foreclosed properties along with Baht 4.23 billion in loan loss provisioning, in accordance with the Bank's conservative provisioning policy.

Under the new definition for impaired loans by the Bank of Thailand, impaired loans at the end of December totaled Baht 215.99 billion. At the end of September, the comparable figure was Baht 237.87 billion. For the year 2002 the Bank restructured loans to the value of Baht 66.96 billion.

Meanwhile, total loan loss reserves at year-end amounted to Baht 150.75 billion, representing 69.8 percent of impaired loans, an improvement from 65.5 percent in the third quarter.

Total assets declined by Baht 3.65 billion to Baht 1,245.09 billion, while deposits fell by Baht 9.27 billion to Baht 1,062.67 billion.

Shareholders' equity increased by 28.5 percent, to Baht 55.50 billion at the end of 2002, up from Baht 43.20 billion at the end of 2001.

The total capital adequacy ratio, including the fourth quarter profit, improved to approximately 12.0 percent, while tier 1 capital increased to approximately 7.7 percent.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 1 1 1)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692